                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*


                              BARGO ENERGY COMPANY
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)


                                   067587 10 5
                                 (CUSIP NUMBER)

                                 V. FRANK POTTOW
                               SGC PARTNERS II LLC
                           C/O SG CAPITAL PARTNERS LLC
                     1221 AVENUE OF THE AMERICAS, 15TH FLOOR
                            NEW YORK, NEW YORK 10020
                                 (212) 278-5206
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  MAY 14, 1999
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 2403d-1(e), 2403d-1(f) or 2043d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 2403d-7(b) for other parties to whom copies are to be sent.

*The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 067587 10 5             SCHEDULE 13D


(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

            SGC Partners II LLC

(2)   Check the Appropriate Box if a Member of a Group (See Instructions)(a) [ ]
                                                                         (b) [X]

(3)   SEC Use Only

(4)   Source of Funds (See Instructions)                         OO (SEE ITEM 3)

(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
        2(d) or 2(e)                                                         [X]

(6)   Citizenship or Place of Organization       SGC Partners II LLC ("SGC") is
                                                 a limited liability company
                                                 organized under the laws of the
                                                 State of Delaware

      Number of        (7)      Sole Voting Power                    4,381,581
      Shares Bene-
      ficially         (8)      Shared Voting Power                          0
      Owned by
      Each             (9)      Sole Dispositive Power               4,381,581
      Reporting
      Person With      (10)     Shared Dispositive Power                     0

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                     4,381,581

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions)                                                    [ ]

(13)  Percent of Class Represented by Amount in Row (11)                   4.8%

(14)  Type of Reporting Person (See Instructions)                           OO

ITEM 1.     SECURITY AND ISSUER.

      The class of equity securities to which this statement relates is common stock, par value $.01 per share (the "Common Stock"), of Bargo Energy Company, a Texas corporation and successor by merger to Future Petroleum Corporation, a Utah corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 700 Louisiana, Suite 3700, Houston, Texas 77002.

ITEM 2.     IDENTITY AND BACKGROUND.

(a) - (c), (f)

      The principal business of SGC Partners II LLC, a Delaware limited liability company ("SGC"), is conducting merchant banking activities. The executive offices of SGC are located at 1221 Avenue of the Americas, 15th Floor, New York, New York, 10020.

      The sole member of SGC is SG Merchant Banking Fund L.P., a Delaware limited partnership, and its principal business is conducting merchant banking activities. The executive offices of SG Merchant Banking Fund L.P. are located at 1221 Avenue of the Americas, 15th Floor, New York, New York, 10020.

      The general partner of SG Merchant Banking Fund L.P. is SG Capital Partners LLC, a Delaware limited liability company. The principal business of SG Capital Partners LLC is conducting merchant banking activities, and its executive offices are located at 1221 Avenue of the Americas, 15th Floor, New York, New York, 10020.

      The managing member of SG Capital Partners LLC is SG Cowen Securities Corporation, a New York corporation, and its principal business is being a securities broker dealer. The executive offices of SG Cowen Securities Corporation are located at 1221 Avenue of the Americas, 15th Floor, New York, New York, 10020.

      The name and present principal occupation or employment (in each such case being in the indicated capacity for SG Cowen Securities Corporation) of each of the executive officers and directors of SG Cowen Securities Corporation, are set forth below. Except as indicated otherwise in the table, all such directors are citizens of France and all such executive officers are United States citizens, and their business address is 1221 Avenue of the Americas, 15th Floor, New York, New York, 10020.


                                          Principal
              Name                       Occupation
              ----                       ----------

Jacques Bouhet                            Director
Joseph M. Cohen
(United States citizen)                   Chairman
Jean-Bernard Guillebert                   Director
Jean Huet                                 Director
Alain Joyet                               Director
Gerald Lacaze                             Director
Robert Leroux                             Director
Jean-Paul Oudet                           Director
Yves Tuloup                               Director
James Walsh
(United States citizen)                   Director
Curtis Welling                       Director, President
(United States citizen)              and Chief Executive
                                           Officer

John L. Kelly                          Chief Operating
                                           Officer
Charles T. Peterson                    Chief Financial
                                         Officer and
                                          Treasurer
William P. Bowden                      General Counsel
                                        and Secretary

Elisabeth Q. Duncan                  Assistant Secretary
Veronica M. Iuliano                  Assistant Secretary

      The sole shareholder of SG Cowen Securities Corporation is Societe Generale, a company organized under the laws of France, and its principal business is providing commercial banking and investment banking services and conducting capital markets transactions with various types of investors. The executive offices of Societe Generale are located at 17 Cours Valmy, 92972 Paris La Defense Cedex, France.

      The name and present principal occupation or employment of each of the executive officers and directors of Societe Generale are set forth below. Except as indicated otherwise in the table, all such persons are citizens of France and their business address is 17 Cours Valmy, 92972 Paris La Defense Cedex, France.


                                      Capacity in Which
                                       Serves Societe                Principal
              Name                        Generale                  Occupation
              ----                    -----------------             ----------

Daniel Bouton                        Chairman and Chief                Same
                                      Executive Officer
Gerard Baude                              Director                     Same
M. Berthier Gilles                        Director                     Same
Jacques Calvet                            Director                     Same
Yves Cannac                               Director                     Same
                                                                  Honorary Chief
Marcel Cotillon                           Director               Operating Officer
                                                                 Honorary Chairman
Guy Dejouany                              Director                  of Vivendi
Jean-Paul Delacour                      Vice Chairman                  Same


                                                                Chairman and Chief
                                                               Executive Officer of
Pierre Faurre                             Director                     Sagem
Jean-Rene Fourtou                         Director               Chairman of Rhone
                                                                   Poulenc S.A.
                                      Director and Chef
Michele Goossaert                        des Bureaux                   Same
                                                                    Chairman of
                                                                    Assurances
Antoine Jeancourt-                                                 Generales De
Galignani                                 Director                 France (AGF)
                                                                Chairman and Chief
                                                               Executive Officer of
Patrick Ricard                            Director                 Pernod-Ricard
                                                                    Chairman of
                                                                     Compagnie
                                                                    Generale D'
                                                                  Industrie Et De
Ernest-Antoine Seilliere                                          Particpations -
de Laborde                                Director                     CGIP
Pierre Suard                              Director                     Same
Marc Vienot                           Honorary Chairman                Same
Anthony Blake Wyand                                             Deputy Chairman of
(citizen of Great Britan)                 Director                    CGU PLC
                                                                  Chairman of the
                                                                Board of The Meiji
Kenjiro Hata                                                        Mutual Life
(citizen of Japan)                        Director               Insurance Company
                                       Chief Executive
Patrick Duverger                           Officer                     Same
                                       Chief Executive
Philippe Citerne                           Officer                     Same
                                      Capacity in Which
Didier Alix                           Chief Executive,
                                       Retail Banking                  Same
                                      Chief Executive,
                                      International and
Jean-Pierre Marchand                       Finance                     Same
                                     Chairman and Chief
                                     Executive Officer,
                                          SG Asset
Philippe Collas                          Management                    Same
                                       Advisor to the
Bruno Flichy                              Chairman                     Same



                                      Senior Executive
                                       Vice President,
                                        Resources and
Alain PY                               Human Relations                 Same
                                      Senior Executive
                                       Vice President,
                                         Information
Rene Querret                             Technology                    Same
                                      Senior Executive
                                       Vice President,
                                         Finance and
Herve Saint-Sauveur                  Corporate Planning                Same
Christian Schricke                   Corporate Secretary               Same
                                      Senior Executive
                                       Vice President,
Roland Carriere                         Communication                  Same
                                      Senior Executive
                                       Vice President,
Jean-Jacques Ogier                      Distribution                   Same
                                        Deputy Chief
                                         Executive,
                                      International and
Xavier Debonneuil                          Finance                     Same
                                        Deputy Chief
                                         Executive,
                                      International and
Jacques Bouhet                             Finance                     Same

(d) During the last five years, none of the parties listed in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Except as indicated below, during the last five years, none of the parties listed in this Item 2 was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

      In the past five years SG Cowen Securities Corporation has been a party to the following civil proceedings of a judicial or administrative body of competent jurisdiction where as a result of such proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws:

      1. In re NASDAQ Market-Makers, 1/11/99, Release #34-40900 and in re SG Cowen Securities Corporation, 1/11/99, Release # 34-40903. These two releases relate to administrative proceedings brought against almost all of the major NASDAQ market making firms. The Securities and Exchange Commission (the "SEC") found that in 1994, 28 market-making firms (including Cowen & Co., a company acquired by Societe Generale in June 1998 and the predecessor to SG Cowen Securities Corporation), violated provisions of the federal securities laws in connection with their market-making activities in certain NASDAQ securities. Without admitting or denying the allegations, those firms entered into a settlement with the SEC, and as part of that settlement, SG Cowen Securities Corporation agreed to pay disgorgement to customers identified by the SEC as having been affected by the actions of the former Cowen & Co.

      2. NYSE Hearing Panel Decision - 98-64. On August 20, 1998, without admitting or denying allegations brought by the New York Stock Exchange, SG Cowen Securities Corporation consented to findings that between 1993 and 1995, Cowen & Co. (a company acquired by Societe Generale in June 1998 and the predecessor to SG Cowen Securities Corporation), was deficient in certain areas including: the failure to properly make and preserve order tickets; improper post execution allocation of trades; daily calculation of margin requirements; obtaining timely payment for cash purchases and satisfaction of margin requirements; liquidating securities in customer accounts when payments were not timely received and failure to provide for and implement adequate systems and procedures to ensure reasonable supervision in these areas. As a result of this administrative proceeding, SG Cowen Securities Corporation consented to censure, a fine of $380,000 and an undertaking to conduct a compliance review and report to the New York Stock Exchange within six months on the steps that have been taken to prevent recurrence of the above violations.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

PURCHASE OF CAPITAL STOCK

      On May 14, 1999, the Issuer closed a transaction pursuant to which it issued and sold to Kayne Anderson Energy Fund, L.P. ("Kayne"), BancAmerica Capital Investors SBIC I, L.P. ("BancAmerica"), Eos Partners, L.P., Eos Partners SBIC, L.P., Eos Partners SBIC II, L.P. (collectively, "Eos"), Energy Capital Investment Company PLC, EnCap Energy Capital Fund III-B, L.P., BOCP Energy Partners, L.P., EnCap Energy Capital Fund III, L.P. (collectively, "EnCap") and SGC (together with Kayne, BancAmerica, Eos and EnCap, the "Investors") shares of a newly created class of preferred stock. Pursuant to a Stock Purchase Agreement among the Issuer and the Investors, five million shares of the Issuer's Cumulative Redeemable Preferred Stock, Series B ("Preferred Stock") were issued in exchange for an aggregate purchase price of $50 million paid by the Investors. As additional consideration, the Issuer issued to the Investors an aggregate of 43,815,810 shares of its Common Stock, representing 40% of the outstanding Common Stock (on a fully diluted basis). If the Issuer redeems all of the outstanding shares of Preferred Stock prior to May 14, 2001, the Investors must sell back, for a total of $100, to the Issuer 12.5% of the shares of Common Stock originally issued to the Investors.

      Dividends on the Preferred Stock equal to 10% per annum are payable quarterly. The dividend rate is subject to increase (but in no event to more than 16%) or decrease (but in no event to less than 10%) based upon the Issuer's ratio of certain assets to liabilities, which is calculated on January 1 and July 1 of each year or at such other time as requested by the Investors. The Preferred Stock may be redeemed at any time by the Issuer and must be redeemed upon the occurrence of certain events, including upon the fifth anniversary of the issue date or upon a change of control. A change of control is deemed to occur upon any merger, reorganization, purchase or sale of more than 50% of the Issuer's voting securities, the sale of substantially all of the assets of the Issuer or at any time Tim Goff ceases to serve as the Issuer's Chief Executive Officer. The Issuer is prohibited from taking certain actions, including authorizing, creating or issuing any shares of capital stock, amending the articles of incorporation of the Issuer and authorizing a merger or change of control, without the consent of the holders of a majority of the outstanding shares of Preferred Stock.

SECOND AMENDED AND RESTATED SHAREHOLDERS' AGREEMENT

      In connection with the transaction, the Issuer, Bargo Energy Resources, Ltd., TJG Investments, Inc., Bargo Energy Company, Tim J. Goff, Thomas Barrow, James E. Sowell and Bargo Operating Company, Inc. (collectively, the "Bargo Group"), B. Carl Price, Don Wm. Reynolds (Mr. Price and Mr. Reynolds are referred to as the "Price Group"), EnCap Equity 1994 Limited Partnership and the Investors entered into a Second Amended and Restated Shareholders' Agreement (the "New Shareholders' Agreement"), thereby amending the Amended and Restated Shareholders' Agreement formerly in place with the Issuer and certain of its shareholders. Under the New Shareholders' Agreement, the holders of the Preferred Stock have the right, for so long as the Preferred Stock is outstanding and until the occurrence of certain other events, to appoint designated nominees to the Issuer's Board of Directors. Accordingly, as part of these transactions, B. Carl Price, Mary Elizabeth Vanderhider and Kimberley G. Seekely have resigned from the Issuer's Board of Directors. Of the three vacancies on the Board of Directors, one will be filled by a nominee to be named by Kayne, one was filled by a nominee of BancAmerica and one was jointly filled by a nominee of Eos and SGC. Brian D. Young was appointed to serve as the Eos/SGC nominee and J. Travis Hain was appointed to serve as BancAmerica's nominee. The EnCap entities have the right to appoint two nominees to the Board of Directors and the members of the Bargo Group have the right to appoint two nominee to the Board of Directors. The Price Group no longer has the right to appoint nominees to the Board of Directors. The continuing members of Bargo's Board are Tim J. Goff and Thomas D. Barrow (as the Bargo Group nominees) and Gary R. Petersen and D. Martin Phillips (as the EnCap nominees). The New Shareholders' Agreement also sets forth certain rights of first refusal and tag along rights among the parties thereto.

      The provisions of the New Shareholders' Agreement relating to voting and transfer of Common Stock may be deemed to form a group composed of the parties to the New Shareholders' Agreement.

SECOND AMENDMENT TO REGISTRATION RIGHTS AGREEMENT

      The Issuer, the Investors and EnCap Equity 1994 Limited Partnership also entered into a Second Amendment to Registration Rights Agreement dated May 14, 1999 providing for registration rights under an existing Registration Rights Agreement among the Issuer and certain of the EnCap entities. The Registration Rights Agreement, as amended, provides certain demand and piggyback registration rights for the shares of Common Stock issued to the Investors.

AMENDMENT TO ISSUER'S BY-LAWS

      In connection with the transaction, the Issuer amended its Bylaws to provide that for so long as each of (i) EOS and SGC (jointly), (ii) Kayne, (iii) BancAmerica, (iv) EnCap and (v) the Bargo Group (each, a "Nominee Group") is entitled to nominate one or more persons to the Board of Directors of the Issuer as provided in the New Shareholders' Agreement, no act shall be deemed to be an act of the Board of Directors or to be authorized and approved by the Board of Directors without the approval of at least three directors that are nominated by at least three separate Nominee Groups. In addition, Article VIII of the Bylaws providing certain voting rights to the nominee of the Bargo Group, was deleted.

ITEM 4. PURPOSE OF TRANSACTION.

      SGC holds an ownership position in the Issuer in order to be able to influence the business and management of the Issuer. The reporting person, through its nominee on the Board of Directors, intends to actively participate in the business and management of the Issuer. Under the New Shareholders' Agreement, the Investors collectively have the ability to control the Issuer with respect to the election of directors.

      The reporting person intends to monitor and evaluate its investment in the Issuer in light of pertinent factors, including oil and gas prices, market conditions, the Issuer's performance and prospects, the trading prices of the Common Stock, conditions in the oil and gas industry and general economic conditions. The reporting person may make additional purchases of Common Stock in the future through market transactions or otherwise, maintain its current investment or dispose of some or all of the Common Stock.

      Except as set forth above, the reporting person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) though (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      (a) The following table describes the number of shares of Common Stock, including shares of Common Stock issuable upon exercise or conversion of derivative securities and the percent of outstanding Common Stock owned by the reporting person and the other parties to the New Shareholders' Agreement and their officers, directors, partners and control persons ("Related Parties"), other than those Related Parties that own no shares of Common Stock or securities convertible into or exerciseable for shares of Common Stock. All percentages are based on 48,357,784 shares of Common Stock issued and outstanding on May 14, 1999, as represented by the Issuer in the Stock Purchase Agreement dated May 14, 1999 among Bargo and the Investors, plus the 43,815,810 shares of Common Stock issued to the Investors on May 14, 1999.



                                           SHARES OUTSTANDING          DERIVATIVE SECURITIES                  TOTAL
                                      ----------------------------  --------------------------   ------------------------------

               NAME                       SOLE          SHARED          SOLE          SHARED           NUMBER            %(1)
----------------------------------    -------------  -------------  ------------   ------------     -------------   --------------
Bargo Energy Company                            --      7,078,333             --             --         7,078,333           7.68%
Bargo Energy Resources, Ltd.                    --      4,694,859             --        250,000(2)      4,944,859           5.35%
Bargo Operating Company, Inc.                   --      4,954,859             --        250,000(2)      5,204,859           5.63%
Tim J. Goff                              8,406,667     13,288,192             --        250,000(2)     21,944,859          23.74%
TJG Investments, Inc.                           --      1,255,000             --             --         1,255,000           1.36%
Thomas D. Barrow                         8,666,667             --             --             --         8,666,667           9.40%
James E. Sowell                          8,666,666             --             --             --         8,666,666           9.40%
Energy Capital Investment                        8
Company PLC                                     --      4,241,598             --             --         4,241,598           4.60%
EnCap Equity 1994 Limited
Partnership                              2,424,973             --             --             --         2,424,973           2.63%
EnCap Energy Capital Fund III,
L.P.                                     5,583,755             --             --             --         5,583,755           6.06%
EnCap Energy Capital Fund III-
B, L.P.                                  4,222,999             --             --             --         4,222,999           4.58%
BOCP Energy Partners, L.P.                      --      1,366,277             --             --         1,366,277           1.48%
EnCap Investments, L.L.C                        --     17,839,602             --             --        17,839,602          19.35%
B. Carl Price                            1,126,869             --             --        613,131(3)      1,740,000           1.88%
Don Wm. Reynolds                           753,362             --             --             --           753,362           0.82%
Kayne                                    8,763,162             --             --             --         8,763,162           9.51%
BancAmerica                             13,144,743             --             --             --        13,144,743          14.26%
SGC Partners II LLC                      4,381,581             --             --             --         4,381,581           4.75%
Eos Partners, L.P.                         328,619             --             --             --           328,619           0.36%
Eos Partners SBIC, L.P.                  3,417,633             --             --             --         3,417,633           3.71%
Eos Partners SBIC II, L.P.                 635,329             --             --             --           635,329           0.69%


         --------------

     (1) In accordance with SEC regulations under Section 13(d) of the Act, the percent shown in this column for each stockholder represents the number of shares of Common Stock owned by the stockholder plus the derivative securities (on an as converted basis) owned by such stockholder divided by the number of shares outstanding plus the number of derivative securities (on an as converted basis) owned by such stockholder.

     (2)  Represents warrants to purchase Common Stock.

     (3) Includes 550,000 shares of Common Stock that may be acquired pursuant to employee stock options which may be exercised immediately. Also includes 63,131 shares of Common Stock, the maximum number of shares which Mr. Price has the right to acquire during the 60 days following May 14, 1999 under an employment agreement with Bargo. Under this agreement, Mr. Price may elect to receive all or a portion of his salary in shares of Common Stock at a price per share of $0.33 per share until December 31, 1999. From January 1, 2000 and until the employment agreement terminates, the purchase price per share is the average midpoint between the bid and asked price of the Common Stock on the OTC Bulletin Board for the last five days of the calendar year prior to the year the compensation is earned. The 63,131 shares included in the foregoing table represents the maximum number of shares which Mr. Price could acquire during the 60 day period following May 14, 1999 if he converted all of his salary into shares of Common Stock.

         (b) SGC. SGC has the sole power to vote or direct the vote and to dispose or direct the disposition of 4,381,581 shares of Common Stock. In addition, all shares of Common Stock owned by SGC are subject to the voting and transfer provisions of the New Shareholders' Agreement.

               Controlling Persons. Each of SG Merchant Banking Fund L.P., SG Capital Partners LLC, SG Cowen Securities Corporation, and Societe Generale may be deemed to have the power to vote and direct the vote or to dispose or direct the disposition of the 4,381,581 shares of Common Stock owned by SGC (as its controlling persons).

         (c) Except as otherwise described herein or in any Exhibit filed herewith, to the knowledge of the reporting person, none of the persons named in response to paragraph (a) above has effected any transaction in shares of the Common Stock during the past 60 days.

         (d) Except as otherwise described herein, no person other than the reporting person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock deemed to be beneficially owned by the reporting person.

         (e) It is inapplicable for the purposes herein to state the date on which a party ceased to be the owner of more than five percent (5%) of the shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
              THE SECURITIES OF THE ISSUER.

               Except as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the individuals or entities described in Item 2 or between such persons and any other person with respect to the shares of Common Stock deemed to be beneficially owned by the reporting person.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 4.1  -    Registration Rights Agreement dated August 14, 1998 between
                  Future Petroleum Corporation, Energy Capital Investment
                  Company PLC and EnCap Equity 1994 Limited Partnership.**

Exhibit 4.2  -    Second Amendment to Registration Rights Agreement dated May
                  14, 1999 by and among Bargo Energy Company, a Texas corporation, Energy Capital Investment Company PLC, an English investment company, EnCap Equity 1994 Limited Partnership, a
                  Texas limited partnership, EnCap Energy Capital Fund III-B,
                  L.P., a Texas limited partnership, BOCP Energy Partners, L.P., a Texas limited partnership, EnCap Energy Capital Fund III,
                  L.P., a Texas limited partnership, Kayne Anderson Energy Fund,
                  L.P., a Delaware limited partnership, BancAmerica Capital
                  Investors SBIC I, L.P., a Delaware limited partnership, Eos
                  Partners, L.P., a Delaware limited partnership, Eos Partners
                  SBIC, L.P., a Delaware limited partnership, Eos Partners SBIC
                  II, L.P., a Delaware limited partnership, and SGC Partners II
                  LLC, a Delaware limited liability company.*

Exhibit 4.3  -    Second Amended and Restated Shareholders' Agreement dated May
                  14, 1999 by and among Bargo Energy Company, a Texas corporation, B. Carl Price, a Texas resident, Don Wm.
                  Reynolds, a Texas resident, Energy Capital Investment Company
                  PLC, an English investment company, EnCap Equity 1994 Limited
                  Partnership, a Texas limited partnership, Bargo Energy
                  Resources, Ltd., a Texas limited partnership, TJG Investments,
                  Inc., a Texas corporation, Bargo Energy Company, a Texas general partnership, Tim J. Goff, Thomas Barrow, James E.
                  Sowell, Bargo Operating Company, Inc., a Texas corporation,
                  EnCap Energy Capital Fund III-B, L.P., a Texas limited partnership, BOCP Energy Partners, L.P., a Texas limited partnership, EnCap Energy Capital Fund III, L.P., a Texas limited partnership, Kayne Anderson Energy Fund, L.P., a
                  Delaware limited partnership, BancAmerica Capital Investors
                  SBIC I, L.P., a Delaware limited partnership, Eos Partners,
                  L.P., a Delaware limited partnership, Eos Partners SBIC, L.P., a Delaware limited partnership, Eos Partners SBIC II, L.P., a
                  Delaware limited partnership, and SGC Partners II LLC, a
                  Delaware limited liability company.*

Exhibit 10.1 -    Stock Purchase Agreement dated May 14, 1999 by and among
                  Energy Capital Investment Company PLC, an English investment company, EnCap Energy Capital Fund III-B, L.P., a Texas limited partnership, BOCP Energy Partners, L.P., a Texas limited partnership, EnCap Energy Capital Fund III, L.P., a
                  Texas limited partnership, Kayne Anderson Energy Fund, L.P., a
                  Delaware limited partnership, BancAmerica Capital Investors
                  SBIC I, L.P., a limited partnership, Eos Partners, L.P., a
                  Delaware limited partnership, Eos Partners SBIC, L.P., a
                  Delaware limited partnership, Eos Partners SBIC II, L.P., a
                  Delaware limited partnership, SGC Partners II LLC, a Delaware limited liability company and Bargo Energy Company, a Texas corporation.*

*        Filed herewith.

** Incorporated by reference to Exhibit 4.9 to Schedule 13D/A dated August 14, 1998, as filed regarding the common stock of Future Petroleum Corporation owned by Energy Capital Investment Company PLC, EnCap Equity 1994 Limited Partnership and EnCap Investments L.L.C.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 24, 1999                               SGC PARTNERS II LLC


                                                 By:/s/ V. FRANK POTTOW
                                                    ----------------------------
                                                    V. Frank Pottow
                                                    Managing Director

                               INDEX TO EXHIBITS


EXHIBIT
NUMBER                                  DESCRIPTION
-------                                 -----------
Exhibit 4    -    Registration Rights Agreement dated August 14, 1998 between
                  Future Petroleum Corporation, Energy Capital Investment
                  Company PLC and EnCap Equity 1994 Limited Partnership.**

Exhibit 4.2  -    Second Amendment to Registration Rights Agreement dated May
                  14, 1999 by and among Bargo Energy Company, a Texas
                  corporation, Energy Capital Investment Company PLC, an English
                  investment company, EnCap Equity 1994 Limited Partnership, a
                  Texas limited partnership, EnCap Energy Capital Fund III-B,
                  L.P., a Texas limited partnership, BOCP Energy Partners, L.P., a Texas limited partnership, EnCap Energy Capital Fund III,
                  L.P., a Texas limited partnership, Kayne Anderson Energy Fund,
                  L.P., a Delaware limited partnership, BancAmerica Capital
                  Investors SBIC I, L.P., a Delaware limited partnership, Eos
                  Partners, L.P., a Delaware limited partnership, Eos Partners
                  SBIC, L.P., a Delaware limited partnership, Eos Partners SBIC
                  II, L.P., a Delaware limited partnership, and SGC Partners II
                  LLC, a Delaware limited liability company.*

Exhibit 4.3  -    Second Amended and Restated Shareholders' Agreement dated May
                  14, 1999 by and among Bargo Energy Company, a Texas
                  corporation, B. Carl Price, a Texas resident, Don Wm.
                  Reynolds, a Texas resident, Energy Capital Investment Company
                  PLC, an English investment company, EnCap Equity 1994 Limited
                  Partnership, a Texas limited partnership, Bargo Energy
                  Resources, Ltd., a Texas limited partnership, TJG Investments,
                  Inc., a Texas corporation, Bargo Energy Company, a Texas
                  general partnership, Tim J. Goff, Thomas Barrow, James E.
                  Sowell, Bargo Operating Company, Inc., a Texas corporation,
                  EnCap Energy Capital Fund III-B, L.P., a Texas limited
                  partnership, BOCP Energy Partners, L.P., a Texas limited
                  partnership, EnCap Energy Capital Fund III, L.P., a Texas
                  limited partnership, Kayne Anderson Energy Fund, L.P., a
                  Delaware limited partnership, BancAmerica Capital Investors
                  SBIC I, L.P., a Delaware limited partnership, Eos Partners,
                  L.P., a Delaware limited partnership, Eos Partners SBIC, L.P., a Delaware limited partnership, Eos Partners SBIC II, L.P., a
                  Delaware limited partnership, and SGC Partners II LLC, a
                  Delaware limited liability company.*

Exhibit 10.1 -    Stock Purchase Agreement dated May 14, 1999 by and among
                  Energy Capital Investment Company PLC, an English investment company, EnCap Energy Capital Fund III-B, L.P., a Texas
                  limited partnership, BOCP Energy Partners, L.P., a Texas
                  limited partnership, EnCap Energy Capital Fund III, L.P., a
                  Texas limited partnership, Kayne Anderson Energy Fund, L.P., a
                  Delaware limited partnership, BancAmerica Capital Investors
                  SBIC I, L.P., a limited partnership, Eos Partners, L.P., a
                  Delaware limited partnership, Eos Partners SBIC, L.P., a
                  Delaware limited partnership, Eos Partners SBIC II, L.P., a
                  Delaware limited partnership, SGC Partners II LLC, a Delaware limited liability company and Bargo Energy Company, a Texas corporation.*

*        Filed herewith.

** Incorporated by reference to Exhibit 4.9 to Schedule 13D/A dated August 14, 1998, as filed regarding the common stock of Future Petroleum Corporation owned by Energy Capital Investment Company PLC, EnCap Equity 1994 Limited Partnership and EnCap Investments L.L.C.